Exhibit 99.1

ELBIT IMAGING NAMES DUDI MACHLUF AND RAN SHTARKMAN CO-CEOS

FORMER CEO SHIMON YITZHAKI TAPPED AS NEXT CHAIRMAN OF THE BOARD
AND MORDECHAY ZISSER APPOINTED EXECUTIVE PRESIDENT

Tel Aviv, Israel, December 27, 2009, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit” “Company”) announced today that it has named Ran Shtarkman and Dudi Machluf Co-CEOs of the Company, replacing Shimon Yitzhaki, who has been promoted to Chairman of the Board of Directors. Mordechay Zisser, the current Chairman of the Board, has been named Executive President of Elbit Imaging. Both Shimon Yitzhaki and Mordechay Zisser respectively, have served as CEO and Chairman of the Board of Directors for the past 11 years.

All of the appointments are effective January 1, 2010.

These appointments are part of an overall Company reorganization aimed at improving management efficiency throughout the Company’s branches.

Machluf has served as Elbit Imaging’s Chief Financial Officer (CFO) since 2006 and served in a number of executive financial roles upon joining Elbit Imaging in 2003.

Shtarkman has served as CEO of Plaza Centers N.V. (“Plaza”) (LSE: PLAZ) (WSE: PLZ/PLAZACNTR), the Company’s subsidiary, since Plaza’s Initial Public Offering on the London Stock Exchange in 2006. Shtarkman joined the group in 2002. He will continue to serve as CEO of Plaza.

Machluf and Shtarkman lead the Company’s young executive leadership team, playing key roles in guiding the group to its current position of strength.

As co-CEOs, the two will divide responsibilities for Elbit Imaging’s most important geographical markets around the world (including Europe, India and the US), based on their individual knowledge, experience and expertise.

Mr. Mordechay Zisser, commented: “I am very pleased and enthusiastic about the new appointments that we announced today. It has been over a decade since we purchased Elbit Imaging – Elscint and during this period the group has grown and expanded not only in its fields of activity, but in the scope of the projects we have initiated. Today, the group is active in a number of countries around the world, with the majority of the Company’s activities undertaken through the collaborative efforts of Elbit Imaging and Plaza Centers. Unlike many large companies, the financial crisis created new opportunities for Elbit Imaging to expand its businesses around the world, requiring the Company to take full advantage of its expertise in the financial, legal and engineering fields and to streamline our organizational structure, leading to our decision to appoint co-CEOs.”

“When the decision was made to appoint co-CEOs, the natural and obvious choices were Dudi and Ran,” said Zisser.

“Each has many diverse gifts and talents, a deep familiarity with the Company and a strong desire to help the Company achieve its multi-faceted goals. We have been grooming them for this position for a long time and have equipped them as best as possible to meet the challenges and opportunities that will arise in the future. Nevertheless, I and Shimon Yitzhaki will remain actively involved as much as possible and as much as needed.

“I strongly believe that the collaboration between Ran and Dudi will create a reality where the sum is truly greater than the individual parts and I wish them much luck and success in this new and challenging endeavor.”

About Elbit Imaging Ltd.

The Activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers – Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels – Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment – Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects – Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities – (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.”

For Further Information:

Investor Contact:

Mor Dagan
Investor Relations
Tel:+972-3-516-7620
mor@km-ir.co.il

Elbit Imaging Ltd. 2 Weitzman Street, Tel Aviv 64239, Israel Tel: +972-3-608-6000 Fax: +972-3-608-6054